SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K (Mark One)
[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 29, 2000
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
ALLEGHENY ENERGY, INC. 10435 Downsville Pike Hagerstown, Maryland 21740

Allegheny Energy Employee Stock Ownership and Savings Plan
TABLE OF CONTENTS
Signatures	3

Report of Independent Accountants	5
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 29, 2000 and December 31, 1999	6
Statements of Changes in Net Assets Available for Plan Benefits for the period ended December 29, 2000	7
Notes to Financial Statements	8
Supplemental Schedules:
Schedule I: Assets Held for Investment as of December 29, 2000	13
Schedule II: Reportable Transactions for Period Ended December 29, 2000	14
Exhibit: Exhibit 23 - Consent of Independent Auditors	15

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Allegheny Energy Employee Stock Ownership and Savings Plan
Date: June 29, 2001 By: /s/ Richard J. Gagliardi Richard J. Gagliardi Vice President, Administratio n

Allegheny Energy EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN Financial Statements December 29, 2000 and December 31, 1999

Report of Independent Accountants
To the Participants and Administrator of the Allegheny Energy Employee Stock Ownership and Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Allegheny Energy Employee Stock Ownership and Savings Plan (the "Plan") at December 29, 2000 and December 31, 1999, and the changes in net assets available for plan benefits for the period ended December 29, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets Held for Investment and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP Pittsburgh, Pennsylvania June 27, 2001

Allegheny Energy Employee Stock Ownership and Savings Plan Statement of Net Assets Available for Plan Benefits As of December 29, 2000 and December 31, 1999 ($000's)
	December 29,	December 31,
	2000	1999
ASSETS

Cash	$646	$-
Investments at market value	699,530	572,035

Total assets	700,176	572,035

LIABILITIES

Accrued expenses	(5)	(8)

Total liabilities	(5)	(8)

Net assets available for plan benefits	$700,171	$572,027

See accompanying notes to financial statements.

Allegheny Energy Employee Stock Ownership and Savings Plan Statement of Changes in Net Assets Available for Plan Benefits For the Period Ended December 29, 2000 ($000's)
ADDITIONS

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$88,069
Dividend and interest income	34,339
122,408

Contributions:
Subsidiaries	7,401
Participants	24,615
32,016
Total additions	154,424

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	(35,190)
Administrative expenses	(5)
Total deductions	(35,195)

TRANSFERS IN	8,915
Net assets available for plan benefits:
Beginning of period	572,027
End of period	$700,171

See accompanying notes to financial statements.

Allegheny Energy Employee Stock Ownership and Savings Plan Notes to Financial Statements December 29, 2000 and December 31, 1999
NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the Plan) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL:

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to contribute up to 18% of their earnings with additional contributions as described below directly by Allegheny Energy Service Corporation (AESC). The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. The employee stock ownership segment of the Plan enabled employees to become beneficial owners of the common stock of Allegheny Energy, Inc. (the Company) through tax credits which ended with the plan year 1986. Members remain in this segment of the Plan and are credited with additional shares of common stock through dividend reinvestments.

In December 1999, the Company's subsidiary, Monongahela Power Company, acquired West Virginia Power (WVP), a subsidiary of UtiliCorp United Inc.(UCU). Pursuant to the terms of the Plan, as amended, asset balances of the participants in the UCU Plan who continued in the employ of the Company following the acquisition of WVP were transferred from the UCU Plan to the Plan. Stock of $3,957,803, cash of $4,710,661 and loans of $246,350 were transferred from the UCU Plan to the Plan during March and April of 2000.

PARTICIPATION:

All full-time employees of AESC not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.

Employees represented by a collective bargaining unit that has entered into a written agreement with AESC are also allowed to participate.
CONTRIBUTIONS:

The Plan allows each participating employee to contribute 2% to 12% of their pre-tax earnings through payroll deductions to an investment fund or funds of their choice. Under federal law, the maximum contribution from pre-tax earnings was $10,500 in 2000 and $10,000 in 1999. Participants may elect to make post-tax contributions of up to 6% of eligible earnings. AESC contributes 50% of the first 6% of pre-tax earnings contributed by a participant.

Participant pre-tax and post-tax contributions are paid directly to the Plan's trustee no later than 15 business days after the payroll period for which such contributions were withheld. AESC's matching contribution is made to the trustee on a quarterly basis and can be made in cash, Company common stock, or both. In 2000 and 1999, all of AESC's contributions were made in Company common stock. The Company common stock is valued at the average of all shares of common stock purchased on the open market, excluding any related broker fees or commissions, which are paid by the Company. Prior to September 1997, the Company common stock was valued at the average of the daily high and low prices for the 10 consecutive trading days immediately preceding the date of transfer to the trustee.

ALLOCATION:

Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986. Investment earnings less expenses are allocated to members based on their cumulative share allocation.

The contributions to the savings segment of the Plan are allocated based on the investment elections made by each participant. Dividend and interest income, as well as capital gains distributions are allocated based upon the ratio of each participant's investment in any selected fund to the total investment of all participants in such fund.

VESTING:

Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants hired after 7/1/99 are vested in AESC's contribution after 12 months of service.

PARTICIPANT LOANS:

An employee who has participated in the savings segment for at least one year may borrow on his or her account balance subject to the provisions described in the Plan. The principal amount of an employee's loan may not exceed the lessor of 50% of the pre-tax contribution account balance or $50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding loan balance on the last day of the quarter prior to the date of the new loan application.

PAYMENT OF BENEFITS:

Shares allocated to a participant's account under the employee stock ownership segment of the Plan will be distributed to the participant or the participant's designated beneficiary in a lump-sum payment upon termination of employment, retirement, or death or upon the election to receive the distribution of a deferred account.

A participant's account in the savings segment of the Plan will be distributed to the participant or the participant's designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of the participant's pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account, (2) the withdrawal is based on an immediate financial need created by hardship, and (3) the Employee Benefits Committee grants its approval.

A participant under age 70 1/2 who terminates employment (excluding death) and whose total account balance is $5,000 or more may elect to defer receipt of his distribution to any time after attaining age 55. A participant who defers retirement and attains age 70 1/2 will receive a distribution from the Plan no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2.

ADMINISTRATION:

The Plan is administered by the Employee Benefits Committee, which is appointed by the Company's Finance Committee. Plan assets are held in trust under an arrangement with T. Rowe Price Trust Company (T. Rowe Price) and the recordkeeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc.) based on information furnished by AESC and the participants.

The expenses of the stock ownership segment of the Plan are paid by the Plan but cannot exceed the lesser of (1) the sum of 10% of the first $100,000 of income from dividends on Company shares during the year and 5% of such dividends in excess of $100,000 or (2) $100,000. Any excess expenses are paid by AESC. The expenses of the savings segment of the Plan are paid by AESC.

NOTE 2 - ACCOUNTING POLICIES AND VALUATION
The financial statements of the Plan are presented on the accrual basis of accounting.

The investments are stated at fair market value based on each fund's quoted market price at the close of the Plan year. Participant loans are valued at cost, which approximates fair market value. Cash represents amounts in a settlement account for subsequent purchases or for sales not settled at December 29, 2000. Security transactions are accounted for on the trade date basis; dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Distributions to participants are based on their individual interests and are reflected at current values.

NOTE 3 - INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan's net assets (dollar amounts in thousands).
	December 29, 2000	December 31, 1999
Allegheny Energy, Inc. common stock , 6,155,772 and 5,975,639 shares, respectively *	$296,631	$160,969
Equity Index Trust, 3,086,341shares	108,115	-
Blue Chip Growth Fund, 3,486,585 and 3,170,500 shares, respectively	118,021	115,216
Prime Reserve Fund, 37,488,755 and 44,481,090 shares, respectively	37,489	44,481
New America Growth Fund, 805,142 shares	-	38,695
Equity Index 500 Fund, 3,248,263 shares	-	128,501

* Both participant and non-participant directed.

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollar amounts in thousands):

Company Common Stock	$128,884
Mutual Funds	(41,383)
$87,501

Effective July 1, 2000, plan participants were able to invest in Company common stock. Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals in and out of the Company stock fund. The Company has put in place restrictions on the purchase or sale of Company stock to attempt to prohibit "Insider trading." "Safe harbor" periods have been established during which any transactions in Company stock should be undertaken.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (dollar amounts in thousands):
	December 29, 2000	December 31, 1999
Net Assets:
Company Common Stock	$296,636	$160,973

	For the Period Ended
	December 29, 2000
Change in Net Assets
Contributions	7,452
Dividends	10,290
Loan Repayments	34
Realized Gains	3,567
Net Appreciation	125,314
Benefits paid to Participants	(11,455)
Miscellaneous expenses	(5)
Transfers to participant-directed investments	466
	$135,663

NOTE 5 - PLAN TERMINATION

The Board of Directors of the Company reserves the right to amend and terminate the Plan without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan's funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 9, 1995 that the Plan, as amended through October 1, 1994, and the related trust, are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and remained exempt from federal income tax. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - PLAN AMENDMENTS
The Plan was amended to change the Plan year-end from December 31 to December 29, effective December 22, 2000.
NOTE 8 - SUBSEQUENT EVENTS

After the close of business on August 17, 2000, the Company's subsidiary, Monongahela Power Company, acquired Mountaineer Gas Company (Mountaineer Gas). All non-union employees of Mountaineer Gas were eligible to become part of the Plan as of January 1, 2001.

Allegheny Energy Employee Stock Ownership and Savings Plan Plan Number: 002 Employee Identification Number: 13-5531602 Schedule I: Assets Held for Investment As of December 29, 2000
ASSET	COST	MARKET

Non-pooled funds:

Common stock:
Allegheny Energy Company Stock	$150,437,757	$296,631,286
Utilicorp	997,836	1,647,335
Subtotal	151,435,593	298,278,621

Registered investment companies:

T. Rowe Price:*
International Stock Fund	19,940,256	19,490,953
New Income Fund	21,316,757	21,116,993
Prime Reserve Fund	37,488,755	37,488,755
Equity Index Trust Fund	117,874,349	108,114,519
New America Growth Fund	39,346,715	33,972,263
Science & Technology Fund	18,687,782	12,128,912
Small-Cap Stock Fund	9,826,322	10,138,517
Spectrum Income Fund	2,535,223	2,457,524
Spectrum Growth Fund	23,807,146	23,394,296
Blue Chip Growth Fund	96,039,872	118,020,896

Subtotal	386,863,177	386,323,628

Participant Loans (7.00% to 11.50% in 2000)	14,927,348	14,927,348

Uninvested Cash	645,927	645,927

Total all investments	$553,872,045	$700,175,524

* Represents a party-in-interest.

Note: Form 5500, Schedule H, Part IV, Item 4i

Allegheny Energy Employee Stock Ownership and Savings Plan Plan Number: 002 Employee Identification Number: 13-5531602 Schedule II: Reportable Transactions For the Period Ended December 29, 2000
	PURCHASES	SALES	NET
ISSUE	VALUE	VALUE	GAIN / (LOSS)

Allegheny Energy, Inc. common stock	$18,518,096	$11,735,707	$3,304,666

Note: Form 5500, Schedule H, Part IV, Item 4j

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-40432) of Allegheny Energy, Inc. of our report dated June 27, 2001 relating to the financial statements of the Allegheny Energy Employee Stock Ownership and Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 29, 2001